UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66778

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transact Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4991 Lakebrook Drive, Suite 150

(No. and Street)

Glen Allen	Virginia	23060
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Morin	(804) 612-7103	patrick@transactcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP

(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

09/29/2009		3688	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Morin_____, swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of Transact Capital Securities, LLC_____, as of

12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely

as that of a customer.

Signature:

Title:
Managing Member

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRANSACT CAPITAL SECURITIES, LLC

Financial Statements and Supplemental Information

As of and for the year ended
December 31, 2025

With Report of Independent Registered Public Accounting Firm

TRANSACT CAPITAL SECURITIES, LLC
Table of Contents



meadows urquhart

Accounting FOR MORE.

Report of Independent Registered Public Accounting Firm

To the Managing Members
of Transact Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Transact Capital Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Transact Capital Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Transact Capital Securities, LLC's management. Our responsibility is to express an opinion on Transact Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Transact Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree + Cook, LLP

We have served as Transact Capital Securities, LLC's auditor since 2022.

Richmond, Virginia
February 23, 2026

1802 Bayberry Court, Suite 102 Richmond, Virginia 23226 P 804-249-5786 | F 804-249-5781 | muacllp.com

TRANSACT CAPITAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	68,100
Accounts receivable		469,269
Prepaid expenses		6,281
Total assets	$	543,650

Liabilities and Member's Equity

Current liabilities:		
Accounts payable	$	17,805
Accrued expenses		28,389
Total current liabilities		46,194
Member's equity		497,456
Total liabilities and member's equity	$	543,650

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Organization – Transact Capital Securities, LLC (the "Company"), a wholly owned subsidiary of Transact Capital Partners LLC (the "Parent"), was incorporated in the state of Virginia on August 3, 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages primarily in merger and acquisitions, advisory services, and debt and equity placements.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Accounts Receivable – The Company's receivable from clients is due from clients for revenue recognized but not yet paid. An allowance for credit losses is an estimate based upon historical account write-off trends, facts about the current financial condition of the debtor, forecasts of future operating results based upon current trends and macroeconomic factors. Account balances are charged off against the allowance when recovery efforts cease.

As of December 31, 2025, there was a $469,270 receivable from clients due to the Company, all of which is due from a single client. There is no allowance for credit loss as of December 31, 2025.

Risks and Uncertainties – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2025, the Company did not have amounts in excess of the insured limits.

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During 2025, two clients comprised 97% of total revenues.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain, and loss of the Company are generally reportable on the tax return of its Parent. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2025. The Company is not currently under audit by any tax jurisdiction.

Note 3 - Related-Party Transactions

The Company is wholly owned by and shares premises and facility expenses with the Parent. In the first half of 2025, an expense-sharing agreement between the Parent and the Company allowed the Company to charge the Parent expenses in proportion to each entity's pro rata share of revenue. On July 1st, 2025, the Company entered into a new expense-sharing agreement with the Parent, in which the Parent paid for shared expenses, and the Company could utilize the Parent's services and share the expenses for those services based on an allocation of time and a revenue split. In 2025, the Company accounted for

approximately 19% of total revenue between the two entities and received a proportional share of expenses to support these revenues under the expense-sharing agreements. The Company believes this represents a fair allocation of operating expenses among the entities, and no further expense allocation is required. As of December 31, 2025, there was a $17,805 related-party payable to the Parent for expense-sharing reimbursement, to be repaid in the first quarter of 2026 and is included in accounts payable on the statement of financial condition.

Note 4 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger and acquisitions, advisory services, and debt and equity placements. The Company has identified its Managing member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 5 - Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2025, the Company had net capital of $21,906 as defined under Rule 15c3-1, which exceeded the required net capital by $16,906. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025, was 2.11 to 1.

Note 6 - Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

Note 7 - Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2025 financial statements through February 23, 2026, the date the Company's financial statements were available to be issued. No known material subsequent events have occurred.